

June 28, 2013

Via E-Mail
Michael B. Haines
Chief Financial Officer
Retail Opportunity Investments Corp.
8905 Towne Centre Drive, Suite 108
San Diego, CA   92122

Re: Retail Opportunity Investments Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-33749

Dear Mr. Haines:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed February 27, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Report of Operating Results, page 32

1.   Please tell us why you have not added back bargain purchase gains to arrive at Funds from Operations. These gains are related to the purchase of properties.

Results of Operations, page 33

2.   We note that you define operating income as operating income generated from the Company's consolidated operating properties (net of depreciation and amortization). Since operating income is a GAAP financial measure presented in your financial statements, in future filings please revise your disclosure to distinguish your GAAP financial measure from your non-GAAP financial measure. Also, revise in future filings to include all of the disclosures required by Item 10(e) of Regulation S-K for non-GAAP measures, including a reconciliation of your non-GAAP financial measure to the most directly comparable GAAP financial measure. Since same-store operating income is disclosed, the reconciliation should break out same store. Please provide us with your proposed disclosures.

Liquidity and Capital Resources, page 36

3.   In future filings, please discuss your dividends and distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the dividends and distributions for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the dividends and distributions. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from divestitures of properties, proceeds from equity offerings etc.

Contractual Obligations, page 39

4.   In future filings, please revise your tabular presentation of contractual obligations to include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

5.   Please reconcile the amount of operating lease obligations disclosed in your tabular presentation of contractual obligations to the amount of lease commitments disclosed in note 11 to the financial statements.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief